UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alector, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
014442107
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP IV LLC OrbiMed Capital LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014442107

1		Name of Reporting Persons OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,890,829
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,890,829
11		Aggregate Amount Beneficially Owned by Each Reporting Person 12,890,829
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 18.86%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 68,365,044 shares of common stock outstanding of Alector, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on February 7, 2019.

CUSIP No. 014442107

1		Name of Reporting Persons OrbiMed Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 291,500
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 291,500
11		Aggregate Amount Beneficially Owned by Each Reporting Person 291,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0.43%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 68,365,044 shares of common stock outstanding of Alector, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on February 7, 2019.

CUSIP No. 014442107

1		Name of Reporting Persons OrbiMed Capital GP IV LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,890,829
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,890,829
11		Aggregate Amount Beneficially Owned by Each Reporting Person 12,890,829
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 18.86%*
14		Type of Reporting Person (See Instructions) OO
* This percentage is calculated based upon 68,365,044 shares of common stock outstanding of Alector, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on February 7, 2019.

Item 1.  Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Shares”) of Alector, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 151 Oyster Point Blvd, Suite 300, South San Francisco, California 94080.  The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “ALEC”.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On February 11, 2019, the Issuer completed its initial public offering pursuant to which the Issuer agreed to issue and sell to the participants 9,250,000 Shares (the “IPO”).  The purchase price for each Share was $19.00.  As a result of the IPO, the Issuer’s total number of outstanding Shares increased to 68,365,044.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital LLC (“OrbiMed Capital”), and OrbiMed Capital GP IV LLC (“OrbiMed GP”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser of certain entities as more particularly described in Item 6 below.  OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Capital and OrbiMed GP are set forth on Schedules I, II, and III, respectively, attached hereto.  Schedules I, II and III set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On and prior to the close of October 11, 2013, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments IV-AL, LP (“OPI IV-AL”), as more particularly referred to in Item 6 below, caused OPI IV-AL to purchase 405,925 shares of Series A-1 Preferred Stock of the Issuer.  In connection with the IPO, shares of Series A-1 Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of October 11, 2013, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV-AL, as more particularly referred to in Item 6 below, caused OPI IV-AL to purchase 4,282,288 shares of Series A-2 Preferred Stock of the Issuer.  In connection with the IPO, shares of Series A-2 Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of June 5, 2014, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV-AL, as more particularly referred to in Item 6 below, caused OPI IV-AL to purchase 2,029,626 shares of Series B Preferred Stock of the Issuer.  In connection with the IPO, shares of Series B Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of September 1, 2015, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV-AL, as more particularly referred to in Item 6 below, caused OPI IV-AL to purchase 2,280,479 shares of Series C Preferred Stock of the Issuer.  In connection with the IPO, shares of Series C Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of December 16, 2015, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV-AL, as more particularly referred to in Item 6 below, caused OPI IV-AL to purchase 1,012,282 shares of Series D Preferred Stock of the Issuer.  In connection with the IPO, shares of Series D Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of April 26, 2018, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV-AL, as more particularly referred to in Item 6 below, caused OPI IV-AL to purchase 266,437 shares of Series E Preferred Stock of the Issuer.  In connection with the IPO, shares of Series E Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of October 11, 2013, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments IV-Feeder, LP (“OPI IV-Feeder”), as more particularly referred to in Item 6 below, caused OPI IV-Feeder to purchase 94,075 shares of Series A-1 Preferred Stock of the Issuer.  In connection with the IPO, shares of Series A-1 Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of October 11, 2013, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV- Feeder, as more particularly referred to in Item 6 below, caused OPI IV- Feeder to purchase 992,437 shares of Series A-2 Preferred Stock of the Issuer.  In connection with the IPO, shares of Series A-2 Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of June 5, 2014, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV- Feeder, as more particularly referred to in Item 6 below, caused OPI IV- Feeder to purchase 470,374 shares of Series B Preferred Stock of the Issuer.  In connection with the IPO, shares of Series B Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of September 1, 2015, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV- Feeder, as more particularly referred to in Item 6 below, caused OPI IV- Feeder to purchase 528,510 shares of Series C Preferred Stock of the Issuer.  In connection with the IPO, shares of Series C Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of December 16, 2015, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV- Feeder, as more particularly referred to in Item 6 below, caused OPI IV- Feeder to purchase 234,601 shares of Series D Preferred Stock of the Issuer.  In connection with the IPO, shares of Series D Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of April 26, 2018, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV- Feeder, as more particularly referred to in Item 6 below, caused OPI IV- Feeder to purchase 85,295 shares of Series E Preferred Stock of the Issuer.  In connection with the IPO, shares of Series E Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of February 11, 2019, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV-AL, as more particularly referred to in Item 6 below, caused OPI IV-AL to purchase 157,939 Shares in the IPO.

On and prior to the close of February 11, 2019, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IV-Feeder, as more particularly referred to in Item 6 below, caused OPI IV-Feeder to purchase 50,561 Shares in the IPO.

On and prior to the close of February 11, 2019, OrbiMed Capital, as the sole investment adviser to OrbiMed Partners Master Fund Limited (“OPM”), as more particularly referred to in Item 6 below, caused OPM to purchase 203,200 Shares in the IPO.

On and prior to the close of February 11, 2019, OrbiMed Capital, as the sole investment adviser to The Biotech Growth Trust PLC (“BIOG”), as more particularly referred to in Item 6 below, caused BIOG to purchase 88,300 Shares in the IPO.

The source of funds for such purchases was the working capital of OPI IV-AL, OPI IV-Feeder, OPM and BIOG and capital contributions made to OPI IV-AL, OPI IV-Feeder, OPM and BIOG.

As a result of the transactions described in this Item 3, OrbiMed Advisors and OrbiMed GP may collectively be deemed to be the beneficial owners of approximately 18.86% of the outstanding Shares and OrbiMed Capital, as the investment advisor to OPM and BIOG, may be deemed to be the beneficial owner of 0.43% of the outstanding Shares.  OrbiMed GP, as the general partner of OPI IV-AL and OPI IV-Feeder, may be deemed to be the beneficial owner of approximately 18.86% of the outstanding Shares.  OrbiMed Advisors, as the managing member of OrbiMed GP, may be deemed to be the beneficial owner of approximately 18.86% of the outstanding Shares.  None of the Reporting Persons have acquired or disposed of any additional Shares since February 11, 2019.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 68,365,044 outstanding Shares of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on February 7, 2019.

As of the date of this filing, OPI IV-AL, a limited partnership organized under the laws of Delaware, holds 10,434,976 Shares constituting approximately 15.26% of the issued and outstanding Shares.  OrbiMed GP is the sole general partner of OPI IV-AL, pursuant to the terms of the limited partnership agreement of OPI IV-AL, and OrbiMed Advisors is the sole managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP.  As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI IV-AL and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI IV-AL.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI IV-AL.

As of the date of this filing, OPI IV-Feeder, a limited partnership organized under the laws of Delaware, holds 2,455,853 Shares constituting approximately 3.59% of the issued and outstanding Shares.  OrbiMed GP is the sole general partner of OPI IV- Feeder, pursuant to the terms of the limited partnership agreement of OPI IV- Feeder, and OrbiMed Advisors is the sole managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP.  As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI IV- Feeder and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI IV- Feeder.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI IV- Feeder.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreements of OPI IV-AL and OPI IV-Feeder, caused OPI IV-AL and OPI IV-Feeder to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OPM, a limited partnership organized under the laws of Delaware, holds 203,200 Shares constituting approximately 0.30% of the issued and outstanding Shares.  OrbiMed Capital is the sole investment adviser of OPM.  As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by OPM and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by OPM.  OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons.  OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPM.

As of the date of this filing, BIOG, a publicly-listed investment trust organized under the laws of England, holds 88,300 Shares constituting approximately 0.13% of the issued and outstanding Shares.  OrbiMed Capital is the sole investment adviser of BIOG.  As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by BIOG and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by BIOG.  OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons.  OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPM.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the sole general partner of OPI IV-AL and OPI IV-Feeder, pursuant to the terms of the limited partnership agreement of OPI VI.  Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI IV-AL and OPI IV-Feeder.  Such authority includes the power to vote and otherwise dispose of securities held by OPI IV-AL and OPI IV-Feeder.  The number of outstanding Shares of the Issuer attributable to OPI IV-AL is 10,434,976 and to OPI IV-Feeder is 2,455,853. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI IV-AL and OPI IV-Feeder, may be considered to hold indirectly 12,890,829 Shares.

OrbiMed Advisors is the sole managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI IV-AL and OPI IV-Feeder.  Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI IV-AL and OPI IV-Feeder.  The number of outstanding Shares attributable to OPI IV-AL is 10,434,976 Shares and to OPI IV-Feeder is 2,455,853 Shares.  OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may also be considered to hold indirectly 12,890,829 Shares.

OrbiMed Capital is the Investment Adviser to OPM and BIOG.  OrbiMed Capital may be deemed to have voting and investment power over the securities held by OPM and BIOG. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by OPM and BIOG.  The number of outstanding Shares attributable to OPM is 203,200 Shares and to BIOG is 88,300 Shares.  OrbiMed Capital, as the sole Investment Advisor to OPM and BIOG, may also be considered to hold indirectly 291,500 Shares.

Carl Gordon (“Gordon”), employee member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Gordon may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Gordon is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such securities or economic benefits are provided to OPI IV-AL, OPI IV-Feeder, OPM and BIOG.

Lock-Up Agreement

In connection with the IPO, the OPI IV-AL and OPI IV-Feeder entered into a lock-up agreement with the Issuer (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, OPI IV-AL and OPI IV-Feeder will not, during the period ending 180 days after the date of the IPO (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares with respect to which OPI IV-AL and OPI IV-Feeder has or acquires the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares.

After the Lock-Up Period expires, the Reporting Persons’ Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

Registration Rights Agreement

In addition, OPI IV-AL and OPI IV-Feeder and certain other stockholders of the Issuer entered into an amended and restated registration rights agreement with the Issuer (the “Registration Rights Agreement”), dated as of April 26, 2018.  Pursuant to the Registration Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Registration Rights

Following the closing of the IPO, the holders of a certain number of Shares, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the Investors Rights Agreement.

Demand Registration Rights

At any time beginning on the earlier of February 11, 2025 or six months following the effectiveness of the IPO, the holders of 30% or more of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions.   The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than one of these registrations in any 12-month period.

Form S-3 Registration Rights

Pursuant to the Investor Rights Agreement, at any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors Rights Agreement, a holder may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their shares, so long as the aggregate price to the public, net of any underwriters’ discounts and commissions, is less than $3,000,000. The Issuer is not obligated to effect more than one of these Form S-3 registrations in any 12-month period.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and OrbiMed Capital GP IV LLC.
2.	Form of Lock-Up Agreement (incorporated by reference to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1/A (SEC 333-229152), filed with the SEC on January 29, 2019).
3.
Registration Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of April 26, 2018 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-229152), filed with the SEC on January 7, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2019	ORBIMED ADVISORS LLC

	By:	/s/ Jonathan Silverstein
Name: Jonathan Silverstein
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL GP IV LLC

	By:	ORBIMED ADVISORS LLC, its managing member

Member of OrbiMed Advisors LLC

	By:	/s/ Jonathan Silverstein
Jonathan Silverstein
Member of OrbiMed Advisors LLC

ORBIMED CAPITAL GP IV LLC

	By:	/s/ Jonathan Silverstein
Jonathan Silverstein
Member of OrbiMed Capital LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Capital LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Capital LLC

Jonathan T. Silverstein	Member	Member OrbiMed Capital LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE III

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and OrbiMed Capital GP IV LLC.
2.	Form of Lock-Up Agreement (incorporated by reference to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1/A (SEC 333-229152), filed with the SEC on January 29, 2019).
3.
Registration Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of April 26, 2018 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-229152), filed with the SEC on January 7, 2019).